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                              January 19, 2022

       Jason Aiken
       Chief Financial Officer
       General Dynamics Corporation
       11011 Sunset Hills Road
       Reston, Virginia 20190

                                                        Re: General Dynamics
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Filed February 9,
2021
                                                            File No. 001-03671

       Dear Mr. Aiken:

              We have reviewed your November 5, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 25, 2021 letter.

       Response Letter Dated November 5, 2021

       Form 10-K for Fiscal Year Ended December 31, 2020

   1. We note the description of your risk-management program provided with your response to prior comment 3. Please
tell us about the indirect consequences of climate-related
                                                        regulation or business
trends identified as part of your risk assessment, such as those noted
                                                        in comment 3 in our
letter dated September 21, 2021, and further explain how
                                                        management determined
that they are not material.
   2. Your response to prior comment 5 states you have not incurred any material costs arising from weather-related
damages to property or operations in recent years. Please provide us with quantitative
information to support this statement.
   3. We note from your response to comment 5 that business units potentially affected by
 Jason Aiken
General Dynamics Corporation
January 19, 2022
Page 2
         severe weather events address and mitigate the risk through your corporate risk management process. As certain sites appear to be vulnerable to severe weather events, explain further how you considered providing disclosure of material risks of, or consequences from, such events.
      You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief at (202) 551-3311, if you have questions regarding the comments.



FirstName LastNameJason Aiken                                Sincerely,
Comapany NameGeneral Dynamics Corporation
                                                             Division of
Corporation Finance
January 19, 2022 Page 2                                      Office of
Manufacturing
FirstName LastName